CONSENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We have read the Registration Statement on Form 40-F (“Form 40-F”) of Avalon Rare Metals Inc. (“Avalon”) dated December 9, 2010.

We consent to the incorporation by reference and to the use of our engagement report dated September 21, 2010 relating to the financial statements of Avalon as at and for the nine months ended May 31, 2010, appearing in the Form 40-F.

“Sievert & Sawrantschuk LLP”

Toronto, Ontario	Sievert & Sawrantschuk LLP
December 9, 2010	Chartered Accountants
Licensed Public Accountants